

DIVISION OF

CORPORATION FINANCE

Mail Stop 7010

May 4, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re: Promotora Valle Hermosa, Inc.**
> **Amendment No. 4 to Schedule 14C filed April 22, 2009**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-27199**

Dear Mr. Kim:

        We have reviewed your response letter dated April 22, 2009 and have the
following additional comments. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments. We welcome any questions you may
have about our comments or on any other aspect of our review.

AMENDMENT NO. 4 TO SCHEDULE 14C

General

1. We note your response to prior comment 1 of our letter dated March 26, 2009.
    Please disclose the information required by Item 3 of Schedule 14A regarding
    dissenter's right of appraisal with respect to all matters related to the acquisition
    agreement.

Background of the Transaction
Sale of Existing Business of the Company to Former Management, page 7

2. We note your response to prior comment 3. We continue to believe that you
    should further clarify how you arrived at the fair value of the existing business at
    the time it was sold to former management. In this regard, please clearly

disclose whether a valuation was performed. If so, you should explain how fair value was determined based on this valuation, including the methodology and significant estimates and assumptions used. If a valuation was not performed, you should disclose how you determined it was not necessary especially given that it was a related party transaction. You should also disclose the specific assets that you determined should be written down to arrive at the fair value of your existing business and how you determined the amounts by which they should be written down.

3. We note the Colorado statutes you provided in your response to prior comment 4. Please provide us with an analysis as to whether any aspect of the March 2008 Acquisition Agreement required shareholder approval, including the sale of your assets to management.

Executive Compensation, page 20

4. Please provide compensation information for the last three fiscal years pursuant to Item 402(c)(1) of Regulation S-K.

Management's Discussion and Analysis
Liquidity and Financial Resources, page 26

5. Please discuss in your liquidity section all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. See the SEC Interpretive Release No. 33-8350. In this regard, you should discuss the material change in your cash flows from operating activities from the year ended December 31, 2007 to the year ended December 31, 2008.

Critical Accounting Policies
Inventories, page 26

6. We note your response to prior comment 9. It remains unclear what method you use to allocate the impairment of a project to lots and how you determined that this method is reasonable. Please revise your disclosures, as necessary.

Financial Statements
General

7. Amounts reported on your balance sheet, statement of stockholders' equity, and statement of cash flows for the year ended and at December 31, 2007 appear to have been revised from the amounts reported in the previous amendment to the Schedule 14C filed on March 13, 2009. In this regard, please provide us with a comprehensive explanation of each revision made. Please clearly identify each

line item which was revised and why it was revised. Please specify the specific accounting literature you relied upon in determining the revision should be made. Please tell us what consideration you gave as to whether each of these revisions should be presented and treated as corrections of errors pursuant to SFAS 154. If necessary, please also provide us with a materiality analysis which includes your consideration of the guidance in SAB Topic 1:M in determining whether the revisions would be material on both an individual and aggregate basis.

Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 39

8. Please tell us how you determined it was appropriate to net customer advances or progress payments against inventory instead of recording these amounts separately as a liability. Refer to Rule 5-02.26 of Regulation S-X and Section 3600 of the AICPA Technical Practice Aids.

9. Your revenue recognition policy indicates that you now also use the percentage of completion method. This appears to be different than the revenue recognition policy included in the previous amendment to the Schedule 14C filed on March 13, 2009. Please disclose when you started recording revenue using this method. Please also disclose the specific facts and circumstances which changed and led to your determination that you met the criteria required to use this method.

Receivables, page 40

10. As you discuss on page 25, there was an increase of $1.2 million in the amount of expense recorded related to bad debt and establishing an allowance for doubtful accounts. Please disclose how you determined the amount to record as an allowance for doubtful accounts at December 31, 2008. You should provide additional disclosures to help investors better understand the collectability of your receivables, including the facts and circumstances which have changed and resulted in this significant increase in the amount of expense being recorded related to your receivables. You should also indicate whether you expect similar trends to continue in the future, including continued increases in the amount of expense recorded related to receivables. You should consider also including an analysis of days sales outstanding for your receivables for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(a) of Regulation S-K for guidance.

Interest, page 42

11. You disclose that the total capitalized interest on the Marchall project was approximately $8 million. Please clarify why the table only shows total capitalized interest of $6.5 million at December 31, 2008.

Note 9. Accumulated Other Comprehensive Income (Loss), page 52

12. We note your response to prior comment 10. Please disclose what amounts were included in accumulated other comprehensive income related to the notes payable to Dunchoille Holdings Limited and OJSC Ros Der Bank prior to repayment. Based on these amounts, tell us how you determined the amount of the reclassification adjustment to include in your determination of comprehensive income for the year ended December 31, 2008. Please also clarify how you arrived at the amount reported in the unrealized foreign translation (loss) line item on the statement of stockholders' equity. Please refer to paragraphs 18 through 20 of SFAS 130.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

13. Please address the comments above, as applicable.

AMENDMENT NO. 2 TO FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

Certifications, Exhibits 31.1 and 31.2

14. We note the amendment of the Form 10-KSB for the fiscal year ended December 31, 2007 due to prior comment 13. Please amend the Form 10-KSB for the fiscal year ended December 31, 2007 to correctly spell the names of Alexei A. Kim and Iuriy Vladimirivich Shevchenko. Please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036